As filed with the Securities and Exchange Commission on April 11, 2011	Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
 (Exact name of issuer of deposited securities as specified in its charter)

ENERGY CO OF MINAS GERAIS
(Translation of issuer’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10022
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael L. Fitzgerald, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADSs), each representing one (1) non-voting preferred share of Companhia Energética De Minas Gerais-CEMIG	300,000,000 ADSs	$5.00	$15,000,000	$1,741.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and below paragraph (13).

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner and introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Face of Receipt - Paragraph (13).

Item 2. AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)
Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 11, 2007, by and among Companhia Energética de Minas Gerais – CEMIG (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued under the Deposit Agreement.  — Filed herewith as Exhibit (a)(i).

(a)(ii)
Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among the Company, the Depositary, and the Holder and Beneficial Owners of ADSs issued thereunder.  — Previously filed. *

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

_______________________
*   Previously filed and incorporated by reference to Registration Statement on Form F-6 (Reg. No. 333-143636).

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS sixty (60) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, by and among Companhia Energética de Minas Gerais – CEMIG, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 11, 2007, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of April, 2011.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 2001, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) Non-Voting Preferred Share of Companhia Energética de Minas Gerais – CEMIG.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Teresa Loureiro-Stein
	Name:	Teresa Loureiro-Stein
	Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Companhia Energética de Minas Gerais – CEMIG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Belo Horizonte, MG, Brazil, on April 7, 2011.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Djalma Bastos de Morais
	Name:	Djalma Bastos de Morais
	Title:	Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Djalma Bastos de Morais and Luiz Fernando Rolla to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 7, 2011.

Signature	Title

/s/ Djalma Bastos de Morais	Chief Executive Officer
Djalma Bastos de Morais

/s/ Luiz Fernando Rolla	Chief Financial Officer
Luiz Fernando Rolla

/s/ Leonardo George de Magalhães	Principal Accounting Officer
Leonardo George de Magalhães

/s/ Dorothea Fonseca Furquim Werneck	Chairman of the Board of Directors
Dorothea Fonseca Furquim Werneck

/s/ Djalma Bastos de Morais	Vice Chairman
Djalma Bastos de Morais

/s/ Antônio Adriano Silva	Director
Antônio Adriano Silva

/s/ Arcângelo Eustáquio Torres Queiroz	Director
Arcângelo Eustáquio Torres Queiroz

/s/ Eduardo Borges de Andrade	Director
Eduardo Borges de Andrade

/s/ Francelino Pereira dos Santos	Director
Francelino Pereira dos Santos

/s/ Guy Maria Villela Paschoal	Director
Guy Maria Villela Paschoal

/s/ João Camilo Penna	Director
João Camilo Penna

/s/ Luiz Carlos Costeira Urquiza	Director
Luiz Carlos Costeira Urquiza

/s/ Maria Estela Kubitschek Lopes	Director
Maria Estela Kubitschek Lopes

/s/ Paulo Márcio de Oliveira Monteiro	Director
Paulo Márcio de Oliveira Monteiro

/s/ Paulo Roberto Reckziegel Guedes	Director
Paulo Roberto Reckziegel Guedes

/s/ Renato Torres de Faria	Director
Renato Torres de Faria

/s/ Saulo Alves Pereira Junior	Director
Saulo Alves Pereira Junior

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of Companhia Energética de Minas Gerais – CEMIG has executed this Form F-6 on April 7, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Amendment No. 1 to Deposit Account

(d)	Opinion of counsel to the Depositary

(e)	Certification under Rule 466